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                                SCHEDULE 13E-3/A
                                (FINAL AMENDMENT)
                                 (RULE 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                       SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON DC 20549

                        Rule 13e-3 Transaction Statement
           Under Section 13(e) Of The Securities Exchange Act Of 1934

                             MERCHANTS BANCORP, INC.
                              (Name Of The Issuer)

                             MERCHANTS BANCORP, INC.
                      (Name of Person(s) Filing Statement)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    588442103
                      (CUSIP Number of Class of Securities)

                                                             Copy To:
                                                       DAVID J. MACK, ESQ.
  PAUL W. PENCE, JR., PRESIDENT AND CEO               THOMAS C. BLANK, ESQ.
         MERCHANTS BANCORP, INC.                  SHUMAKER, LOOP & KENDRICK, LLP
          100 NORTH HIGH STREET                        1000 JACKSON STREET
          HILLSBORO, OHIO 45133                         TOLEDO, OHIO 43624
             (937) 393-1993                               (419) 321-1396
(Name, Address and Telephone Number of      (Name, Address and Telephone Number of
Person Authorized to Receive Notices and    Person Authorized to Receive Notices and
Communications on Behalf of the Person(s)   Communications on Behalf of the Person(s)
Filing Statement)                           Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.   [ ]  A tender offer.

d.   [X]  None of the above.

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Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            CALCULATION OF FILING FEE

Transaction valuation                                       Amount of filing fee

     For purposes of calculating the fee only. This amount assumes the acquisition of 119,528 shares of common stock of the subject company acquired in the merger for $23.00 per share in cash, for a total consideration of $2,749,144 (the "Total Consideration"). Pursuant to Rule 0-11(b)(1), the amount required to be paid with the filing of this Schedule 13E-3 equals .00011770 of the Total Consideration, or $323.58.

     [X] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $413.00            Filing Party: Merchants Bancorp, Inc.

Form or Registration No.: Pre. Sched. 14A  Date Filed: September 8, 2005

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     This Final Amendment to Schedule 13E-3 (this "Final Amendment") amends the
Schedule 13E-3 filed with the Securities and Exchange Commission (the "SEC") on September 8, 2005 by Merchants Bancorp, Inc. (the "Company"), an Ohio corporation, as amended by the Amendment No. 1 to Schedule 13E-3 filed on November 2, 2005, the Amendment No. 2 to Schedule 13E-3 filed on December 15, 2005, and the Amendment No. 3 to Schedule 13E-3 filed on December 21, 2005. This Final Amendment is being filed pursuant to Rule 13e-3 as a final amendment to report the results of the Merger (as defined below.)

     A special meeting of the shareholders of Merchants Bancorp, Inc. (the "Special Meeting") was held on January 24, 2006 to vote on two interrelated proposals designed to reduce the number of record holders of the Company's common shares to below 300. The proposals involved: (1) amending the Company's Amended and Restated Articles of Incorporation (the "Amendment") to authorize the issuance of 140,000 shares of a new class of Series A Non-Cumulative 20-Year Preferred Stock ("Series A Preferred Stock"); and (2) approving the merger of a recently-formed, wholly-owned subsidiary of Merchants Bancorp, MBI Merger Sub, Inc., with and into Merchants Bancorp, Inc. (the "Merger"). The Company's shareholders approved the Amendment with an affirmative vote of 83.5% of the Company's outstanding common shares, and approved the Merger with an affirmative vote of 83.9% of the Company's outstanding common shares. On January 24, 2006, a Certificate of Amendment to the Company's Amended and Restated Articles of Incorporation was filed with the Ohio Secretary of State to effect the Amendment, and a Certificate of Merger was also filed to effect the Merger. The Certificate of Amendment was effective upon filing, and the Certificate of Merger became effective on February 1, 2006 (the "Effective Time").

     Pursuant to the terms of the Merger, at the Effective Time: (i) each share of common stock held by a shareholder of record who, as of the Special Meeting record date held 100 or fewer shares, was converted into the right to receive $23.00 in cash per share from the Company; and (ii) each share of common stock held by a shareholder of record who as, of the Special Meeting record date held 1,500 or more shares, remained unchanged. At the Effective Time, each share of common stock held by a shareholder of record who as of the Special Meeting record date held more than 100 but fewer than 1,500 shares of Common Stock was converted into the right to receive: (i) the per share cash consideration of $23.00; (ii) one share of Series A Preferred Stock; or (iii) a combination of cash and Preferred Stock, as previously elected by the shareholder.

     The Merger reduces the record number of the Company's common shareholders to below 300 and, concurrently with the filing of this Final Amendment, the Company is filing a Form 15 with the SEC to terminate the registration of its common shares under Section 12(g) of the Securities Exchange Act of 1934 (the "Act") and to suspend its reporting obligations with the SEC under the Act.

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2006                  MERCHANTS BANCORP, INC.


                                        By: /s/ Paul W. Pence, Jr.
                                            ------------------------------------
                                            Paul W. Pence, Jr., President